UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 15, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GCI Inc.

File No. 000-05890 - CF# 24971

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GCI Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.172 to a Form 10-K filed on March 12, 2010, as amended on May 25, 2010.

Based on representations by GCI Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.172   through December 14, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel